[LETTERHEAD OF AMERICAN WATER]

June 19, 2008

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	American Water Works Company, Inc.

American Water Capital Corp.

Rule 477 Application for Withdrawal of

Registration Statement on Form S–1

File No. 333–145757

Initially filed on August 29, 2007

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), American Water Works Company Inc. and American Water Capital Corp. (the “Registrants”) hereby request that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-145757) initially filed with the Commission on August 29, 2007 and amended on October 12, 2007, together with all exhibits thereto (the “Registration Statement”), effective as of the date first set forth above. The grounds upon which the Company is making this application for withdrawal are that the Registrants do not intend to proceed with the public offering of equity units as described in the Registration Statement.

The Company confirms that the Registration Statement has not been declared effective, no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein and no preliminary prospectus contained in the Registration Statement has been distributed.

The Company also requests in accordance with Rule 457(p) of the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

We would appreciate if you would please provide William V. Fogg of Cravath, Swaine & Moore, LLP, a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. The facsimile number is (212) 474-3700.

Thank you for your assistance with this application for withdrawal. If you have any questions or require any further information, please contact William V. Fogg at (212) 474–1131 or Daniel A. O’Shea at (212) 474–1792, each of Cravath, Swaine & Moore, LLP, the Company’s legal counsel.

Very truly yours,

AMERICAN WATER WORKS COMPANY, INC.,

by	/s/ George W. Patrick
	Name:	George W. Patrick
	Title:	Senior Vice President, General Counsel and Secretary

AMERICAN WATER CAPITAL CORP.

by	/s/ George W. Patrick
	Name:	George W. Patrick
	Title:	Vice President and Secretary

By Facsimile to:

Mr. H. Christopher Owings

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Copy to:

Ms. Ellie Baveria

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549